July 23, 2014

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Actavis plc

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 25, 2014

File No. 000-55075

Dear Mr. Rosenberg:

We are writing in response to the comment letter dated July 10, 2014 submitted to Actavis plc from the Division of Corporate Finance (the “Staff”) regarding our responses to the Staff’s May 29, 2014 comment letter, which we submitted on June 12, 2014, relating to Actavis plc’s February 25, 2014 Form 10-K filed for the year ended December 31, 2014. For your convenience the Staff’s initial comments are included below in bold.

Notes to the Consolidated Financial Statements

Note 15 – Income Taxes, page F-59

1. Please provide us a revised tax rate reconciliation that starts with the statutory tax rate of Ireland. Please confirm that you will reconcile your statutory tax rate of Ireland to the effective tax rate in your future filings.

Response

The reconciliation between the statutory Irish income tax rate and the Company’s effective income tax rate was as follows:

Year Ended December 31,
2013
Income tax at the Irish federal statutory rate	12.5%
Taxes on earnings subject to the US federal and state tax rates	(37.7)%
Taxes on earnings subject to rates different than the Irish statutory rate	13.5%
Intangible amortization	8.4%
Loss on currency hedge	0.0%
Impact of acquisitions and reorganizations	0.8%
Impairments	(13.2)%
Tax audit outcomes	(1.1)%
Non-deductible expenses	(3.5)%
R&D credits and U.S. manufacturing deduction	5.7%
Rate changes	(0.3)%
Valuation allowance	(0.6)%
Other	(2.2)%

Effective income tax rate	(17.7)%

The Company confirms that future filings which require a disclosed reconciliation from our statutory rate to our effective income tax rate will be included using the Irish income tax rate as our statutory rate.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the foregoing, please call Todd Joyce at (862) 261-7000.

Sincerely,

/s/ R. Todd Joyce

R. Todd Joyce
Chief Financial Officer